Exhibit 12
RATIO OF EARNINGS TO FIXED CHARGES. We have calculated PBG’s ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings are before taxes, noncontrolling interests and cumulative effect of change in accounting principle, plus fixed charges (excluding capitalized interest) and losses recognized from equity investments, reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent which is the portion of the rent deemed representative of the interest factor.
Ratio of Earnings to Fixed Charges
($ in millions)

	Fiscal Year
	2008	2007	2006	2005	2004
Income before income taxes	$334	$803	$740	$772	$745
Undistributed (income) loss from equity investments	(1)	—	2	—	(1)
Fixed charges excluding capitalized interest	356	343	331	288	261

Earnings as adjusted	$689	$1,146	$1,073	$1,060	$1,005

Fixed charges:
Interest expense	$316	$305	$298	$258	$236
Capitalized interest	—	—	—	—	—
Interest portion of rental expense	40	38	33	30	25

Total fixed charges	$356	$343	$331	$288	$261

Ratio of earnings to fixed charges	1.94	3.34	3.24	3.68	3.85